=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 4)

                                CR Bard, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.25 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  067383109
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                         Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700


                                August 29, 2012
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 2 of 18
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,780,594**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,780,594**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,780,594**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 3 of 18
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,780,594**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,780,594**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,780,594**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 4 of 18
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,780,594**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,780,594**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,780,594**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 5 of 18
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,780,594**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,780,594**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,780,594**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 6 of 18
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,780,594**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,780,594**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,780,594**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 7 of 18
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        4,780,594**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,780,594**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,780,594**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 8 of 18
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 4 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4(PURPOSE OF TRANSACTION). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, $0.25 par value (the "Common Stock") of CR Bard, Inc. , a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 730 Central Avenue, Murray Hill, New Jersey 07974.

Item 2.     Identity and Background

       This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings") and (f) ValueAct Holdings GP, LLC ("ValueAct Holdings GP")(collectively, the "Reporting Persons").

       ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 9 of 18
-----------------------------------------------------------------------------

Item 3.     Source and Amount of Funds or Other Consideration

      Not applicable in that the transaction involved the sale of, and not the acquisition of, securities.

Item 4.     Purpose of Transaction

      The Reporting Persons have previously acquired the Issuer's Common Stock for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

      Additionally, on August 29, 2012, the Reporting Person and Morgan Stanley & Co. LLC ("Morgan Stanley") entered into a Stock Sale Agreement (the "10b5-1 Plan"), pursuant to which Morgan Stanley will sell, for the account of the Reporting Person, up to five hundred thousand (500,000) shares of the Issuer's common stock. Sales under the 10b-5 Plan will occur between September 1, 2012 and December 31, 2012 on the New York Stock Exchange. Transactions under the 10b5-1 Plan will be subject to certain price restrictions, and the 10b5-1 Plan may be terminated by the Reporting Person at any time. The 10b5-1 Plan is intended to comply with the requirements of
Rule 10b5-1(c) under the Exchange Act.   The information set forth in this
Item?4 is qualified in its entirety by reference to the 10b5-1 Plan, which is attached hereto as Exhibit?2 and incorporated by reference herein in its entirety.

--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 10 of 18
-----------------------------------------------------------------------------

Item 5.    Interest in Securities of the Issuer

       (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

         As of the date hereof, ValueAct Master Fund is the beneficial owner of 4,780,594 shares of Common Stock, representing approximately 5.7% of the Issuer's outstanding Common Stock.

       VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 4,780,594 shares of Common Stock, representing approximately 5.7% of the Issuer's outstanding Common Stock.

       All percentages set forth in this Schedule 13D are based upon the Issuer's reported 83,829,211 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2012.

       (c) (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item?4 above is hereby incorporated by reference into this Item?6. The information in this Item?6 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit?2, and is incorporated by reference herein.

     Other than as described elsewhere in this Schedule 13D and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 11 of 18
-----------------------------------------------------------------------------

Item 7.     Material to Be Filed as Exhibits

      (1) Joint Filing Agreement.

      (2) Stock Sale Agreement (Non-Discretionary Plan), dated August 29, 2012, between ValueAct Capital Management, L.P. and Morgan Stanley & Co. LLC.


                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 12 of 18
-----------------------------------------------------------------------------
                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer





                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 13 of 18
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of CR Bard, Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 31, 2012        George F. Hamel, Jr., Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 14 of 18
-----------------------------------------------------------------------------
                                 Exhibit 2

                                10b5-1 PLAN

                           Stock Sale Agreement
                         (Non-Discretionary Plan)

      Stock Sale Agreement dated August 29, 2012 (this "Agreement") between ValueAct Capital Management, L.P. ("ValueAct Capital") and Morgan Stanley & Co. LLC ("Morgan Stanley"), acting as agent for ValueAct Capital.

      1. The Company hereby appoints Morgan Stanley to sell shares of CR Bard Inc.'s ("CR Bard") common stock, par value $0.25 per share ("the Stock"), pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Morgan Stanley hereby accepts such appointment.

      2. Morgan Stanley is authorized to begin selling Stock pursuant to this Agreement on September 1, 2012 and shall cease selling Stock as of the earliest to occur of the following: (i) receipt of notice by Morgan Stanley that it is required to suspend or terminate sales in accordance with paragraph 6 below, (ii) receipt of notice by Morgan Stanley of the commencement or impending commencement of any proceedings in respect of or triggered by ValueAct Capital's bankruptcy or insolvency, (iii) the date upon which Morgan Stanley sells an aggregate of 500,000 Shares under this Agreement and (iii) close of business on December 31, 2012 (the "Plan Period").

      3. (a) During the Plan Period, Morgan Stanley shall sell the Daily Sale Amount (as defined below) for the account of ValueAct Capital on each Sale Day (as defined below) under ordinary principles of best execution at the then-prevailing market price, subject to the following restriction, if desired:

             Morgan Stanley shall not sell any shares of Stock pursuant to this Agreement at a price of less than $105.00 per share (excluding any commission, commission equivalent, mark-up or differential and other expenses of sale) (the "Lowest Sale Price").

      (b) A "Sale Day" is each Trading Day during the Plan Period, provided that if any Sale Day is not a Trading Day, such Sale Day shall be deemed to fall on the next succeeding Trading Day. A "Trading Day" is any day during the Plan Period that the New York Stock Exchange (the "Principal Market") is open for business and the Stock trades regular way on the Principal Market.

      (c) The "Daily Sale Amount" for any Sale Day shall be (please check the box corresponding to the amount of Stock that Morgan Stanley is to sell on each Sale Day):

             ________________________ shares of Stock.

             an amount of Stock having an aggregate sale price of $__________ (including any commission, commission equivalent, mark-up or differential and other expenses of sale).

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 15 of 18
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            the amount of Stock determined in accordance with the following formula: _______________________________________________________.

      X the amount of Stock set forth on the grid below opposite the per share price range that corresponds to the reported price of the opening reported market transaction in the Stock on such Sale Day.

                Reported Stock Price	    Daily Sale Amount

            If the price is $107 or above	      150,000 shares

             If the price is between
                   $105 and $107	            100,000 shares

              If the price is below $105	         0 shares

      If the price increases to a higher price range during a given Trading Day, Morgan Stanley shall increase sales to sell up to the Daily Sale Amount for the corresponding higher price range. If the price drops to a lower price range during a given Trading Day and Morgan Stanley has already exceeded the Daily Sale Amount corresponding to the lower price range, then Morgan Stanley shall not make any additional sales within that lower price range. Likewise, if Morgan Stanley has not exceeded the Daily Sale Amount in the lower price range, then Morgan Stanley shall continue to sell shares up to the Daily Sale Amount within such lower price range.

      (d) If, consistent with ordinary principles of best execution or for any other reason, Morgan Stanley cannot sell the Daily Sale Amount on any Sale Day, then (select one):

       	the amount of such shortfall may be sold as soon as practicable on the immediately succeeding Trading Day and on each subsequent Trading Day as is necessary to sell such shortfall consistent with ordinary principles of best execution; provided that in no event may the amount of such shortfall be sold later than the fourth business day after such Sale Day.

      X	Morgan Stanley's obligation to sell Stock on such Sale Day
            pursuant to this Agreement shall be deemed to have been satisfied.

Nevertheless, if any such shortfall exists after the close of trading on the last Trading Day of the Plan Period, Morgan Stanley?s authority to sell such shares for the account of ValueAct Capital under this Agreement shall terminate.

      (e) The Daily Sale Amount and the Lowest Sale Price, if applicable, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Company that occurs during the Plan Period.

      4.    Morgan Stanley shall not sell Stock hereunder at any time when:
            (i)   Morgan Stanley, in its sole discretion, has determined

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 16 of 18
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      that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to ValueAct Capital or its affiliates (other than any such restriction relating to ValueAct Capital?s possession or alleged possession of material nonpublic information about the Company or the Stock); or

            (ii) Morgan Stanley, in its sole discretion, deems such sale to be inadvisable; or

            (iii)	Morgan Stanley has received notice from ValueAct Capital in
      accordance with paragraph 6 below.

      5. The parties intend that this Agreement comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In particular, ValueAct Capital (i) represents that, as of the date hereof, it is not aware of any material, nonpublic information about the Company or its securities and it is entering into this Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 of the Exchange Act and (ii) agrees not to alter or deviate from the terms of this Agreement or enter into or alter a corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) during the Plan Period.

            6. (a) (i) This Agreement may be terminated prior to the end of the Plan Period at any time by prior written notice (a "Termination Notice") from ValueAct Capital sent to Morgan Stanley's compliance office by overnight mail and by facsimile at the address and fax number set forth in paragraph 12 below and received by Morgan Stanley's compliance office at least three days prior to the date on which this Agreement is to be terminated. Alternatively, ValueAct Capital may deliver such notice by email to the following email addresses:
      [REDEACTED]

             (ii) ValueAct Capital shall provide Morgan Stanley with a Termination Notice in the event that any legal or regulatory restrictions applicable to ValueAct Capital or its affiliates would prevent Morgan Stanley from selling Stock for ValueAct Capital's account during the Plan Period.

             (b) Additionally, this Agreement may be suspended prior to the end of the Plan Period at any time by prior written notice (a
       "Suspension Notice") from ValueAct Capital sent to Morgan Stanley's compliance office by overnight mail and by facsimile at the address and fax number set forth in paragraph 12 below and received by Morgan Stanley?s compliance office at least three days prior to the date on which this Agreement is to be suspended; provided that, as of the date of the Suspension Notice, ValueAct Capital is not aware of any material nonpublic information concerning the Company or its securities and delivers to Morgan Stanley, along with such Suspension Notice, a certificate of ValueAct Capital representing that, as of the date thereof, ValueAct Capital is not aware of any material nonpublic information concerning the Company or its securities. Alternatively, ValueAct Capital may deliver such notice by email to the following email addresses: [REDEACTED]

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 17 of 18
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            Any Suspension Notice delivered hereunder shall indicate the anticipated duration of the suspension, but shall not include any other information about the nature of such suspension or its applicability to the Company and shall not in any way communicate any material nonpublic information about the Company or its securities to Morgan Stanley.

      (c) ValueAct Capital agrees that Morgan Stanley will execute this Agreement in accordance with its terms and will not be required to suspend or terminate any sales of the Stock unless ValueAct Capital notifies Morgan Stanley of its intention to suspend or terminate the Agreement in accordance with the provisions of paragraph 6.

      (d) This Agreement may be amended by ValueAct Capital only upon the written consent of Morgan Stanley and receipt by Morgan Stanley of a certificate signed by ValueAct Capital dated as of the date of such amendment certifying that the representations and warranties of ValueAct Capital contained in this Agreement are true at and as of the date of such certificate as if made at and as of such date.

      7. ValueAct Capital has consulted with its own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Morgan Stanley or any person affiliated with Morgan Stanley in connection with, ValueAct Capital?s adoption and implementation of this Agreement. ValueAct Capital acknowledges that Morgan Stanley is not acting as a fiduciary or an advisor for ValueAct Capital.

      8. ValueAct Capital and Morgan Stanley acknowledge and agree that this Agreement is a "securities contract, " as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all the protections given to such contracts under the Bankruptcy Code.

      9. Morgan Stanley may sell Stock on any national securities exchange, in the over-the-counter market, on an automatic trading system or otherwise.

      10. ValueAct Capital has duly authorized the sales of Stock contemplated by this Agreement, and the execution and delivery of this Agreement by ValueAct Capital and the transactions contemplated by this Agreement will not contravene any provision of applicable law, the applicable constitutive documents of ValueAct Capital or any agreement or other instrument binding on ValueAct Capital or any of its affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over ValueAct Capital or its affiliates.

      11. Delivery of the sale price for each transaction will be made to ValueAct Capital's custody bank as directed against payment of the total sale price for all shares of the Stock sold for such transaction and against payment of any commission, commission equivalent, mark-up or differential and other expenses of sale to be paid to Morgan Stanley by ValueAct Capital, provided that any commission hereunder shall be $0.015 per share of the Stock sold.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 067383109                                             Page 18 of 18
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      12.   Except as otherwise stated above, all notices to Morgan Stanley under this Agreement shall be given to Morgan Stanley's compliance office in the manner specified by this Agreement by telephone at (212) 762-6000, by facsimile at (212) 761-9709 or by certified mail to the address below:

                  [REDEACTED]

                  with a copy to:

                  [REDEACTED]

      13. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

      14. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

      15. If any provision of this Agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Agreement will continue and remain in full force and effect.

      IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the date first written above.

                              ValueAct Capital Management, L.P.


                              ___________________________________
                              Name:
                              Title:


                              Morgan Stanley & Co. LLC


                              ___________________________________
                              Name:
                              Title: